

Suite 2300, 1177 W. Hastings St.   Tel: (604) 638-3246
Vancouver, British Columbia   Fax: (604) 408-7499
CANADA V6E 2K3   info@corvusgold.com
TSX: KOR OTCQX: CORVF   www.corvusgold.com

NR16-01   **January 13, 2016**

Corvus Gold Expands Royalty Portfolio with Transaction on its Non-Core, LMS Alaska Asset

Vancouver, B.C……..Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces that its wholly owned Alaskan subsidiary, Raven Gold Alaska Inc. ("Raven"), has signed an agreement with Gold Reserve Inc. ("Gold Reserve") for the sale of its LMS project in the Pogo Mining District, Alaska. The project is being sold for cash and a retained net smelter return ("NSR") royalty, with final closing pending TSX Venture Exchange approval. Cash from the transaction will be used to fund ongoing exploration and development of the North Bullfrog project in Nevada.

The LMS royalty interest will augment those established in 2015 and continue to provide our shareholders with exposure to future gold production at no cost as well as providing a funding stream for our ongoing Nevada exploration programs.

A summary of the sale transactions are listed below:

- Cash at closing: USD $350,000 (~CAD $490,000 @ USD/CAD 1.40 exchange rate).

- Corvus is granted a retained NSR royalty of 3% on precious metals and 1% on base metals with a 1% buy down of the precious metal royalty for USD $4M.

Jeff Pontius, Corvus' CEO, stated: "The expansion of the Corvus Gold royalty portfolio is a continuation of the Company's strategy of enhancing shareholder exposure to future gold production while minimizing dilution and cost risk associated with its non-core assets. Like our earlier transactions, the partner is a key aspect of the deal and with Gold Reserve, an emerging mine developer with a strong financial base, we believe we have the right group to do the right job. LMS is an exciting early stage development project with good potential to expand, offering Corvus shareholders potential for zero cost gold production in the future. The transaction will also provide cash for Corvus' continuing exploration on its new Nevada, high-grade, gold-silver discovery at North Bullfrog. Corvus will continue to look for favorable opportunities to build its royalty portfolio while monetizing its non-core assets thus minimizing dilution while providing shareholders with long-term, low-risk discovery and production potential."

About Corvus Gold Inc.

Corvus Gold Inc. is a North American gold exploration company, which is focused on advancing its 100% controlled Nevada, North Bullfrog project towards a potential development decision. In addition, the Company controls a number of other North American exploration properties and royalties representing a spectrum of gold, silver and copper projects.

On behalf of
Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chairman and Chief Executive Officer

Contact Information: Ryan Ko
                          Investor Relations
                          Email: info@corvusgold.com
                          Phone: 1-844-638-3246 (toll free) or (604) 638-3246 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the use of cash from the transaction for exploration at North Bullfrog, potential for the LMS project to expand, potential no cost gold production for shareholders from the LMS retained royalty, management continuing to look for opportunities to build royalty portfolio and fund exploration through the sale of non-core assets, anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any mining or production at North Bullfrog, the potential for the Company to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, failure to receive required regulatory approvals, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's latest interim Management Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to

report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.